February 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, D.C. 20549

Mail Stop 3720

Attention:	Mr. David R. Humphrey Ms. Amy Geddes Ms. Margery Reich Mr. Nolan McWilliams

Re:	American Defense Systems, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed April 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 21, 2011
File No. 001-33888

On behalf of American Defense Systems, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 29, 2011, relating to the Company’s Form 10-K for the year ended December 31, 2010 (the “Form 10-K”) and Form 10-Q for the quarterly period ended September 30, 2011 (the “Form 10-Q”). On November 7, 2011, the Company responded to the Staff’s letter dated August 17, 2011 relating to the Company’s Form 10-K and Form 10-Q for the quarterly period ended September 30, 2011.

The Company has filed via EDGAR and amendment to the Form 10-K .

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto. References in this letter to “we”, “us” or “our” mean the Company or its advisors, as the context may require.

Form 10-K for the Year Ended December 31, 2010

General

1.	We note your response to prior comment one regarding your intention to file an amendment to provide Part III information. Please be advised that we may have additional comments on this Part III information once it has been provided.

Response: The Company respectfully advises the Staff that in response to the Staff’s comment it filed a definitive proxy statement on December 9, 2011 and an amendment to the Form 10-K on January 19, 2012.

Form 10-Q for Quarterly Period Ended September 30, 2011

Financial Statements

Note 6. Discontinued Operations, page 17

2.	Refer to your response to our prior comment 12. You agree that changes in the value of assets received as consideration in connection with TAG should be classified in continuing operations. However, it appears from the related disclosures on page 19 that you continue to account for these changes incorrectly. Please confirm to us that you will change your related accounting policy so as to comply with the applicable accounting guidance on an ongoing basis.
3.	Response: The Company respectfully advises the Staff that it will change its related accounting policy so as to comply with the applicable accounting guidance on an ongoing basis.

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As per your instructions in your letter of comments, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (202) 799-4208 if you have any questions or require further information. Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Sincerely,

/s/ Jeffrey R. Houle

DLA Piper LLP (US)

cc: American Defense Systems, Inc.